

Olivier Kaeser

Co-Founder & COO at atlasGO I Social Entrepreneur I
Business Development & Operations

San Francisco Bay Area

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 atlasGO

 Hult International Business
School

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500+ connections

From Switzerland to Cambodia to the United States, I was fortunate enough to be a part of building up a strategically integrated CSR program for Swiss Re, a learning center in rural Cambodia and - most recently - a start-up in the Bay Area. I thrive in collaborative, compassionate and empathetic ecosys...

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Articles & activity

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 **Why Atlas is a social business and you should b...**
Olivier Kaeser
Published on LinkedIn

There are two main reasons why our start-up Atlas is built around a social business model: we consider it a competitive advantage and we believe it is the right thing to do. We a ...see more

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Experience



Co-Founder & COO
atlasGO
Oct 2016 – Present · 2 yrs
San Francisco Bay Area
• Co-founded atlasGO, a Benefit Corporation that enables social impact through virtual walk/run/bike-a-thons benefiting impactful non-profits by creating employee and customer engagement for corporate clients such as AT&T, Stripe and New Resource Bank
• Raised $500,000+ in pre-seed round (closed) and $100,000+ in seed round (open) from US and European investors
• Spearheading all operations and finances related tasks for Atlas, including investor relations and business development in Switzerland



Assistant Vice President I Project Manager

Swiss Re Foundation

May 2014 – Sep 2015 · 1 yr 5 mos

Zürich Area, Switzerland

• Strongly contributed to the creation and implementation of Swiss Re Foundation's strategy "Empower the community – Build resilience" (key initiatives: employee engagement, impact measurement, operating model)

• Facilitated and maintained a close relationship with global partners such as Asho... See more



Fellow (Swiss Civilian Service Assignment)

BOOKBRIDGE

Nov 2013 – Apr 2014 · 6 mos

Cambodia

• Led and monitored the development of a Learning Centre towards a social business in accordance with schedules and milestones as per business plan

• Supervised the local Head of the Learning Centre and prepared the team on the continuation of the Learning Centre after the termination of the assignment... See more



Swiss Re Foundation

10 yrs 3 mos

Assistant Vice President I Project Manager

Jan 2012 – Oct 2013 · 1 yr 10 mos

Zürich Area, Switzerland

• Appointed to a team of four Swiss Re employees to build-up the Swiss Re Foundation as a new and independent global legal entity

• Established major parts of Swiss Re Foundation's operational excellence (finance and financial reporting, IT environment, marketing & communications)... See more

Associate I Corporate Citizenship & Art Manager

Aug 2006 – Dec 2012 · 6 yrs 5 mos

Zürich Area, Switzerland

• Conducted Corporate Citizenship and sponsoring projects in various fields and topics (culture, charity, corporate volunteering, development aid projects)

• Controlled budgets and Corporate Citizenship's cost centre

• Led and created marketing initiatives and communications measures to strategic... See more

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Education



Hult International Business School

Master of Social Entrepreneurship, Social Entrepreneurship

2015 – 2016

BOOKBRIDGE

BOOKBRIDGE Capability Program, Talent Development Program

2013 – 2014

The BOOKBRIDGE Capability Program combines talent development with the setup of a learning center as a worthwhile tangible business. Candidates learn state-of-the-art business skills and develop as responsible leaders while creating sustainable impact as entrepreneurs. In shaping the next generation of responsible leaders, BOOKBRIDGE partners with leading universities and experienced business and leadership coaches.

Hochschule für Wirtschaft Zürich HWZ

Bachelor of Applied Science (B.A.Sc.), Business Administration and Management, General

2008 – 2012

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